

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

<u>Via E-mail</u>
Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re: Electronic Arts, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed on May 24, 2011**
> **File No. 000-17948**

Dear Mr. Riccitiello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2011</u>

<u>Legal Proceedings, page 24</u>

1.   We note your statement that you do not believe that any liability from any reasonably foreseeable disposition of claims and litigation, individually or in the aggregate, would have a material adverse effect on your Consolidated Financial Statements. Recent articles indicate that you may be involved in litigation claiming damages in excess of ten percent of your current assets on a consolidated basis. Please provide us with a legal analysis supporting your belief that no disclosure is necessary under Item 103 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page 60

2.   Your disclosures on page 5 indicate that you significantly increased your revenues from on-line delivered products and services in fiscal 2011 and you expect this portion of your revenues to grow in fiscal 2012 and beyond. Please confirm to us that you continue to evaluate whether your service revenues represent more than 10% of your total revenues. We refer you to Rule 5-03 of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 11. Commitments and Contingencies

Legal Proceedings, page 90

3.   We note your disclosure that you are subject to claims and litigation arising in the ordinary course of business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John S. Riccitiello
Electronic Arts, Inc.
July 13, 2011
Page 3

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief